UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Orphan Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

687303107

(CUSIP Number)

Carol Gamble

Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, CA 94304

(650) 496-3777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687303107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jazz Pharmaceuticals, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,334,254*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,334,254*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.3%**

14.	Type of Reporting Person (See Instructions) CO

*               Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 3 hereof.  Excludes: (i) 637,738 shares of Issuer Common Stock issuable upon conversion of non-voting Series C Convertible Preferred Stock and Series D Non-Voting Convertible Preferred Stock issuable upon exercise of outstanding warrants held by certain parties to the voting agreement described in Item 3 hereof and (ii) 284,833 shares of Issuer Common Stock issuable upon exercise of outstanding options held by certain parties to the voting agreement described in Item 3 hereof.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

**          Based on 13,237,557 shares of Issuer Common Stock outstanding, including: (i) 11,488,024 shares outstanding as of April 18, 2005 (as represented by Issuer in the Merger Agreement discussed in Item 3 hereof) and (ii) 1,749,533 shares issuable upon conversion of shares of Issuer’s outstanding Senior Convertible Preferred Stock and Series B Convertible Preferred Stock.

CUSIP No. 687303107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Millennium Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,334,254*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,334,254*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.3%**

14.	Type of Reporting Person (See Instructions) PN

*               Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 3 hereof.  Excludes: (i) 637,738 shares of Issuer Common Stock issuable upon conversion of non-voting Series C Convertible Preferred Stock and Series D Non-Voting Convertible Preferred Stock issuable upon exercise of outstanding warrants held by certain parties to the voting agreement described in Item 3 hereof and (ii) 284,833 shares of Issuer Common Stock issuable upon exercise of outstanding options held by certain parties to the voting agreement described in Item 3 hereof.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

**          Based on 13,237,557 shares of Issuer Common Stock outstanding, including: (i) 11,488,024 shares outstanding as of April 18, 2005 (as represented by Issuer in the Merger Agreement discussed in Item 3 hereof) and (ii) 1,749,533 shares issuable upon conversion of shares of Issuer’s outstanding Senior Convertible Preferred Stock and Series B Convertible Preferred Stock.

CUSIP No. 687303107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Associates Millennium L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,334,254*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,334,254*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.3%**

14.	Type of Reporting Person (See Instructions) PN

*               Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 3 hereof.  Excludes: (i) 637,738 shares of Issuer Common Stock issuable upon conversion of non-voting Series C Convertible Preferred Stock and Series D Non-Voting Convertible Preferred Stock issuable upon exercise of outstanding warrants held by certain parties to the voting agreement described in Item 3 hereof and (ii) 284,833 shares of Issuer Common Stock issuable upon exercise of outstanding options held by certain parties to the voting agreement described in Item 3 hereof.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

**          Based on 13,237,557 shares of Issuer Common Stock outstanding, including: (i) 11,488,024 shares outstanding as of April 18, 2005 (as represented by Issuer in the Merger Agreement discussed in Item 3 hereof) and (ii) 1,749,533 shares issuable upon conversion of shares of Issuer’s outstanding Senior Convertible Preferred Stock and Series B Convertible Preferred Stock.

CUSIP No. 687303107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Millennium GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,334,254*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,334,254*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.3%**

14.	Type of Reporting Person (See Instructions) OO

*               Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 3 hereof.  Excludes: (i) 637,738 shares of Issuer Common Stock issuable upon conversion of non-voting Series C Convertible Preferred Stock and Series D Non-Voting Convertible Preferred Stock issuable upon exercise of outstanding warrants held by certain parties to the voting agreement described in Item 3 hereof and (ii) 284,833 shares of Issuer Common Stock issuable upon exercise of outstanding options held by certain parties to the voting agreement described in Item 3 hereof.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

**          Based on 13,237,557 shares of Issuer Common Stock outstanding, including: (i) 11,488,024 shares outstanding as of April 18, 2005 (as represented by Issuer in the Merger Agreement discussed in Item 3 hereof) and (ii) 1,749,533 shares issuable upon conversion of shares of Issuer’s outstanding Senior Convertible Preferred Stock and Series B Convertible Preferred Stock.

CUSIP No. 687303107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,334,254*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,334,254*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.3%**

14.	Type of Reporting Person (See Instructions) PN

*               Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 3 hereof.  Excludes: (i) 637,738 shares of Issuer Common Stock issuable upon conversion of non-voting Series C Convertible Preferred Stock and Series D Non-Voting Convertible Preferred Stock issuable upon exercise of outstanding warrants held by certain parties to the voting agreement described in Item 3 hereof and (ii) 284,833 shares of Issuer Common Stock issuable upon exercise of outstanding options held by certain parties to the voting agreement described in Item 3 hereof.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

**          Based on 13,237,557 shares of Issuer Common Stock outstanding, including: (i) 11,488,024 shares outstanding as of April 18, 2005 (as represented by Issuer in the Merger Agreement discussed in Item 3 hereof) and (ii) 1,749,533 shares issuable upon conversion of shares of Issuer’s outstanding Senior Convertible Preferred Stock and Series B Convertible Preferred Stock.

CUSIP No. 687303107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR III GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,334,254*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,334,254*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.3%**

14.	Type of Reporting Person (See Instructions) OO

*               Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 3 hereof.  Excludes: (i) 637,738 shares of Issuer Common Stock issuable upon conversion of non-voting Series C Convertible Preferred Stock and Series D Non-Voting Convertible Preferred Stock issuable upon exercise of outstanding warrants held by certain parties to the voting agreement described in Item 3 hereof and (ii) 284,833 shares of Issuer Common Stock issuable upon exercise of outstanding options held by certain parties to the voting agreement described in Item 3 hereof.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

**          Based on 13,237,557 shares of Issuer Common Stock outstanding, including: (i) 11,488,024 shares outstanding as of April 18, 2005 (as represented by Issuer in the Merger Agreement discussed in Item 3 hereof) and (ii) 1,749,533 shares issuable upon conversion of shares of Issuer’s outstanding Senior Convertible Preferred Stock and Series B Convertible Preferred Stock.

CUSIP No. 687303107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR JP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,334,254*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,334,254*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.3%**

14.	Type of Reporting Person (See Instructions) OO

*               Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 3 hereof.  Excludes: (i) 637,738 shares of Issuer Common Stock issuable upon conversion of non-voting Series C Convertible Preferred Stock and Series D Non-Voting Convertible Preferred Stock issuable upon exercise of outstanding warrants held by certain parties to the voting agreement described in Item 3 hereof and (ii) 284,833 shares of Issuer Common Stock issuable upon exercise of outstanding options held by certain parties to the voting agreement described in Item 3 hereof.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

**          Based on 13,237,557 shares of Issuer Common Stock outstanding, including: (i) 11,488,024 shares outstanding as of April 18, 2005 (as represented by Issuer in the Merger Agreement discussed in Item 3 hereof) and (ii) 1,749,533 shares issuable upon conversion of shares of Issuer’s outstanding Senior Convertible Preferred Stock and Series B Convertible Preferred Stock.

CUSIP No. 687303107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR JP III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,334,254*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,334,254*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 40.3%**

14.	Type of Reporting Person (See Instructions) OO

*               Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 3 hereof.  Excludes: (i) 637,738 shares of Issuer Common Stock issuable upon conversion of non-voting Series C Convertible Preferred Stock and Series D Non-Voting Convertible Preferred Stock issuable upon exercise of outstanding warrants held by certain parties to the voting agreement described in Item 3 hereof and (ii) 284,833 shares of Issuer Common Stock issuable upon exercise of outstanding options held by certain parties to the voting agreement described in Item 3 hereof.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

**          Based on 13,237,557 shares of Issuer Common Stock outstanding, including: (i) 11,488,024 shares outstanding as of April 18, 2005 (as represented by Issuer in the Merger Agreement discussed in Item 3 hereof) and (ii) 1,749,533 shares issuable upon conversion of shares of Issuer’s outstanding Senior Convertible Preferred Stock and Series B Convertible Preferred Stock.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Issuer Common Stock”) of Orphan Medical, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 13911 Ridgedale Drive, Suite 475, Minnetonka, Minnesota 55305.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by Jazz Pharmaceuticals, Inc., a Delaware corporation (“Jazz Pharmaceuticals”), KKR Millennium Fund L.P., a Delaware limited partnership (“Millennium Fund”), KKR Associates Millennium L.P., a Delaware limited partnership (“KKR Associates”), KKR Millennium GP LLC, a Delaware limited liability company (“KKR GP LLC”), KKR Partners III, L.P., a Delaware limited partnership (“KKR Partners”), KKR III GP LLC, a Delaware limited liability company (“KKR III LLC”), KKR JP LLC, a Delaware limited liability company, and KKR JP III LLC, a Delaware limited liability company.  KKR JP LLC and KKR JP III LLC are collectively referred to herein as the “JP Vehicles”; the JP Vehicles and Millennium Fund, KKR Associates, KKR GP LLC, KKR Partners and KKR III LLC are collectively referred to herein as the “KKR Entities”; and the KKR Entities and Jazz Pharmaceuticals are collectively referred to herein as the “Reporting Persons”.

The principal place of business of Jazz Pharmaceuticals is located at 3180 Porter Drive, Palo Alto, California 94304.  The principal business of Jazz Pharmaceuticals is developing and commercializing pharmaceutical products, initially in neurology and psychiatry.  Set forth on Schedule A hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each of the executive officers and directors of Jazz Pharmaceuticals.

KKR Associates is the sole general partner of Millennium Fund and KKR GP LLC is the sole general partner of KKR Associates.  KKR III LLC is a general partner of KKR Partners. Each of Millennium Fund and KKR Partners is principally engaged in the business of investing in other companies.  Each of KKR Associates, KKR GP LLC and KKR III LLC is principally engaged in the business of managing investments in other companies through partnerships and limited liability companies.  The JP Vehicles are each stockholders of Jazz Pharmaceuticals that were formed solely for the purpose of investing in Jazz Pharmaceuticals and have not engaged in any activities other than incident to their ownership of shares of capital stock of Jazz Pharmaceuticals.  Millennium Fund and KKR Partners are the sole members of the JP Vehicles.  The address of the principal business and office of each of the KKR Entities is 9 West 57th Street, New York, New York 10019.

Messrs. Henry R. Kravis and George R. Roberts are the members of the executive committee of KKR GP LLC and KKR III LLC. The other members of KKR GP LLC and KKR III LLC are Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Scott M. Stuart, Edward A. Gilhuly, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Jacques Garaialde, Marc S. Lipschultz and Reinhard Gorenflos.  Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin, Stuart, Gilhuly, Fisher, Navab and Lipschultz are each United States citizens.  Mr. Huth and Mr. Gorenflos are German citizens and Mr. Garaialde is a French citizen.  The present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., a Delaware limited liability company which is the general partner of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and Stirling Square, 7 Carlton Garden, London, SW1Y 5AD, England.  The business address of Messrs. Kravis, Raether, Golkin, Stuart, Navab and Lipschultz is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; and the business address of Messrs. Fisher, Huth, Gorenflos and Garaialde is Stirling Square, 7 Carlton Garden, London, SW1Y 5AD, England.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in this Item 2 (including on Schedule A hereto): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, during the last five years, none of the persons named in this Item 2 (including on Schedule A hereto) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is being filed while the Reporting Persons are in the process of verifying the information required herein from their directors and executive officers.  If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Schedule 13D will be filed that will disclose such change.

Item 3.	Source and Amount of Funds or Other Consideration

On April 18, 2005, Jazz Pharmaceuticals, Twist Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jazz Pharmaceuticals, and Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Issuer (the “Merger”), with Issuer continuing as the surviving corporation and becoming a wholly-owned subsidiary of Jazz Pharmaceuticals.  In connection with the Merger, each share of Issuer Common Stock or Issuer preferred stock (collectively, “Issuer Capital Stock”) that is outstanding at the effective time of the Merger other than shares (a) held in treasury, (b) owned by Jazz Pharmaceuticals or any of its subsidiaries, or (c) as to which dissenters’ rights shall have been perfected, will be cancelled and converted into the right to receive an amount in cash as determined in accordance with the terms of the Merger Agreement, without interest.  Each outstanding warrant or option to purchase Issuer Capital Stock will be converted into the right to receive an amount in cash as determined in accordance with the terms of the Merger Agreement or cancelled, in accordance with the terms of such warrant or option.

Concurrently with the execution of the Merger Agreement, and in consideration thereof, certain stockholders of Issuer entered into a voting agreement with Jazz Pharmaceuticals whereby each such stockholder agreed to vote all of the shares of the Issuer Capital Stock beneficially owned by such stockholder in favor of the Merger and the other transactions contemplated by the Merger Agreement (the “Voting Agreement”), which Voting Agreement includes a proxy granted to certain representatives of Jazz Pharmaceuticals to enable Jazz Pharmaceuticals to direct the voting of all such shares in the foregoing manner. Jazz Pharmaceuticals did not pay additional consideration to any of the foregoing stockholders to induce such stockholders to enter into such voting agreements or grant such proxies.

Pursuant to the Voting Agreement, such Issuer stockholders have agreed to vote (or cause to be voted) their shares of Issuer Capital Stock: (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against approval of any proposal made in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement, (iii) against any actions (other than that relate to the Merger and the transactions contemplated by the Merger Agreement) that are intended to or could reasonably be expect to impair the ability of the Issuer to consummate the Merger or otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger in accordance with the terms of the Merger Agreement. Such Issuer stockholders cannot sell, transfer or otherwise dispose of the shares subject to the Voting Agreement during the term of the Voting Agreement. In addition, such stockholders cannot transfer the shares into a voting trust or enter into an arrangement whereby the voting rights would be transferred.

The Voting Agreement terminates on the earlier of (i) such date and time as the Merger shall become effective, (ii) such date and time as the Merger Agreement shall have been validly terminated in accordance with its terms, (iii) the date and time of any amendment to the Merger Agreement that modifies the amount, form or timing of payment of the merger consideration in the Merger in a manner adverse to a stockholder party to the Voting Agreement without the prior written consent of such stockholder, and (iv) such other date and time as may be mutually agreed to by the parties to the Voting Agreement.

References to, and descriptions of, the Merger Agreement, the Merger and the Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 2 and 3, respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety where such references appear.

Item 4.	Purpose of Transaction
(a) - (b) As described in Item 3 above, this Schedule 13D relates to the Merger of Issuer and a subsidiary of Jazz Pharmaceuticals pursuant to the Merger Agreement. The purpose of the

Voting Agreement is to enable Jazz Pharmaceuticals and Issuer to consummate the transactions contemplated by the Merger Agreement.
(c) Not applicable.

(d) Upon the consummation of the Merger, the initial officers and directors of the surviving corporation will be the officers and directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly appointed. Jazz Pharmaceuticals will appoint each of the directors and officers of Merger Sub.

(e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.
(f) Not applicable.

(g) Upon consummation of the Merger, the certificate of incorporation of Merger Sub will be the certificate of incorporation of the surviving corporation of the Merger, until thereafter amended in accordance with applicable law. Upon consummation of the Merger, the bylaws of Merger Sub will be the bylaws of the surviving corporation of the Merger until thereafter amended in accordance with applicable law.

(h-i) Upon consummation of the Merger, all Issuer Capital Stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the Nasdaq National Market.

(j) Other than described above, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, inclusive, although the Reporting Persons reserve the right to develop such plans.

Item 5.	Interest in Securities of the Issuer

(a) - (b)  As of April 18, 2005, Jazz Pharmaceuticals did not own any shares of Issuer Capital Stock.  However, as of April 18, 2005, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, Jazz Pharmaceuticals may be deemed to have shared voting power with respect to (and therefore beneficially own) 5,334,254 shares of Issuer Common Stock, representing approximately 40.3% of the Issuer Common Stock outstanding as of April 18, 2005, based on 13,237,557 shares of Issuer Common Stock outstanding, including: (i) 11,488,024 shares outstanding as of April 18, 2005 (as represented by Issuer in the Merger Agreement discussed in Item 3 hereof), and (ii) 1,749,533 shares issuable upon conversion of shares of Issuer’s outstanding Senior Convertible Preferred Stock, Series B Convertible Preferred Stock.  This calculation excludes the following shares of Issuer Common Stock: (i) 637,738 shares issuable upon conversion of non-voting Series C Convertible Preferred Stock and Series D Non-Voting Convertible Preferred Stock issuable upon exercise of outstanding warrants held by Issuer stockholders party to the Voting Agreement and (ii) 284,833 shares issuable upon exercise of outstanding options held by Issuer stockholders party to the Voting Agreement.  Jazz Pharmaceuticals is not entitled to any rights as a stockholder of Issuer as to any of the foregoing shares of Issuer Capital Stock, and expressly disclaims any beneficial ownership of the shares of Issuer Capital Stock that are covered by the Voting Agreement.

The JP Vehicles may be deemed to have the power to direct the voting of any shares of Issuer Common Stock deemed to be beneficially owned by Jazz Pharmaceuticals through their holdings of shares of capital stock of Jazz Pharmaceuticals.  As a result, the JP Vehicles may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by Jazz Pharmaceuticals; however, such beneficial ownership is expressly disclaimed by the JP Vehicles.

As the sole members of the JP Vehicles, Millennium Fund and KKR Partners have the power to direct the voting of any shares of Issuer Common Stock deemed to be beneficially owned by the JP Vehicles. As a result, Millennium Fund and KKR Partners may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by the JP Vehicles; however, such beneficial ownership is expressly disclaimed by Millennium Fund and KKR Partners.

KKR Associates, as the sole general partner of Millennium Fund, has the power to direct the voting of any shares of Issuer Common Stock deemed to be beneficially owned by Millennium Fund.  KKR III LLC, as a general partner of KKR Partners, has the power to direct the voting of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Partners.  As a result, KKR Associates and KKR III LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by Millennium Fund and KKR Partners, respectively; however, such beneficial ownership is expressly disclaimed by KKR Associates and KKR III LLC.

KKR GP LLC, as the sole general partner of KKR Associates, has the power to direct the voting of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates.  As a result, KKR GP LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates; however, such beneficial ownership is expressly disclaimed by KKR GP LLC.

As a member of each of KKR GP LLC and KKR III LLC, each of Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin, Stuart, Gilhuly, Fisher, Navab, Huth, Garaialde, Lipschultz and Gorenflos may be deemed to beneficially own any shares of Issuer Common Stock that KKR GP LLC and KKR III LLC may beneficially own or be deemed to beneficially own.  Each such individual disclaims beneficial ownership of such shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Set forth on Schedule B hereto are the names of those stockholders of Issuer that have entered into the Voting Agreement with Jazz Pharmaceuticals, and to the knowledge of Reporting Person, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

(c) To the knowledge of the Reporting Persons, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Schedule 13D.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the exhibits thereto, including the Voting Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of Schedule 13D and between such persons and any person with respect to any securities of Issuer, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.             Joint Filing Agreement, dated April 28, 2005, among Jazz Pharmaceuticals, Inc., KKR JP LLC, KKR JP III LLC, KKR Millennium Fund L.P., KKR Associates Millennium L.P., KKR Millennium GP LLC, KKR Partners III, L.P. and KKR III GP LLC relating to the filing of a joint statement on Schedule 13D (filed herewith).

2.             Agreement and Plan of Merger by and among Jazz Pharmaceuticals, Inc., Twist Merger Sub, Inc., a wholly-owned subsidiary of Jazz Pharmaceuticals, Inc. and a Delaware corporation, and Orphan Medical, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Orphan Medical, Inc. filed April 20, 2005).

3.             Voting Agreement by and among Orphan Medical, Inc., Jazz Pharmaceuticals, Inc., Twist Merger Sub, Inc., Alta Biopharma Partners II, L.P., Alta Embarcadero Biopharma Partners II, LLC, Orbimed Advisors LLC and UBS Capital II LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Orphan Medical, Inc. filed April 20, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2005

JAZZ PHARMACEUTICALS, INC.

	By:	/s/ Carol A. Gamble
Name: Carol A. Gamble
Title: Senior Vice President and General Counsel

KKR JP LLC

	By:	/s/ William Janetschek
Name: William Janetschek
Title: Authorized Signatory

KKR JP III LLC

	By:	/s/ William Janetschek
Name: William Janetschek
Title: Authorized Signatory

KKR MILLENNIUM FUND L.P.
	By:	KKR Associates Millennium L.P., its
General Partner
	By:	KKR Millennium GP LLC, its General
Partner

	By:	/s/ William Janetschek
Name: William Janetschek
Title: Authorized Signatory

KKR PARTNERS III, L.P.
	By:	KKR III GP LLC, its General Partner

	By:	/s/ William Janetschek
Name: William Janetschek
Title: Authorized Signatory

KKR ASSOCIATES MILLENNIUM L.P.
By:	KKR Millennium GP LLC, its General
Partner

By:	/s/ William Janetschek
Name: William Janetschek
Title: Authorized Signatory

KKR III GP LLC

By:	/s/ William Janetschek
Name: William Janetschek
Title: Authorized Signatory

KKR MILLENNIUM GP LLC

By:	/s/ William Janetschek
Name: William Janetschek
Title: Authorized Signatory

SCHEDULE A

Jazz Pharmaceuticals, Inc. Executive Officers and Directors

The following table sets forth the name, business address and principal occupation of each executive officer and director of Reporting Person.  Each person listed below is a citizen of the United States of America.

Name	Principal Occupation	Principal Business Address
Executive Officers
Bruce C. Cozadd	Executive Chairman, Jazz Pharmaceuticals	3180 Porter Drive Palo Alto, CA 94304
Samuel R. Saks, MD	Chief Executive Officer, Jazz Pharmaceuticals	3180 Porter Drive Palo Alto, CA 94304
Robert M. Myers	Chief Business Officer, Jazz Pharmaceuticals	3180 Porter Drive Palo Alto, CA 94304
Matthew K. Fust	Chief Financial Officer, Jazz Pharmaceuticals	3180 Porter Drive Palo Alto, CA 94304
Carol A. Gamble, Esq.	Senior Vice President, General Counsel and Corporate Secretary, Jazz Pharmaceuticals	3180 Porter Drive Palo Alto, CA 94304
Janne L. T. Wissel	Senior Vice President, Development, Jazz Pharmaceuticals	3180 Porter Drive Palo Alto, CA 94304
Directors
Adam H. Clammer	Director, Kohlberg Kravis Roberts & Co.	2800 Sand Hill Road Suite 200 Menlo Park, California 94025
Samuel D. Colella	Managing Director, Versant Ventures	3000 Sand Hill Road, Building 4 Suite 210 Menlo Park, California 94025
Bruce C. Cozadd	Executive Chairman, Jazz Pharmaceuticals	3180 Porter Drive Palo Alto, CA 94304
David J. Mayer	Partner, Thoma Cressey/ Equity Partners	One Beacon Street Suite 3400 Boston, Massachusetts 02108
Michael W. Michelson	Member, Kohlberg Kravis Roberts & Co.	2800 Sand Hill Road Suite 200 Menlo Park, California 94025
James C. Momtazee	Associate, Kohlberg Kravis Roberts & Co.	2800 Sand Hill Road Suite 200 Menlo Park, California 94025
Kenneth W. O’Keefe	Managing Director, Beecken Petty O’Keefe & Company	131 South Dearborn Street Suite 2800 Chicago, Illinois 60603

Samuel R. Saks, MD	Chief Executive Officer	3180 Porter Drive Palo Alto, CA 94304
Alan Sebulsky	Managing Partner, Apothecary Capital LLC	1 North Wacker Drive Chicago, Illinois 60606
James B. Tananbaum, MD	Managing Director, Prospect Venture Partners	435 Tasso Street, Suite 200 Palo Alto, CA 94301

SCHEDULE B

The following table sets forth the name, business address and principal business or occupation of each stockholder party to the Voting Agreement and the aggregate number of shares of Issuer Capital Stock beneficially owned by each such stockholder as of April 18, 2005.

Stockholder party to Voting Agreement	Shares Beneficially Owned	Principal Business or Occupation	Business Address
Alta BioPharma Partners II, L.P.	1,169,113 shares of Issuer Common Stock	Investment fund	Alta Partners II, Inc. One Embarcadero Center Suite 4050 San Francisco, CA 94111
Alta Embarcadero BioPharma Partners II, LLC	43,008 shares of Issuer Common Stock	Investment fund	Alta Partners II, Inc. One Embarcadero Center Suite 4050 San Francisco, CA 94111
John Howell Bullion	465,312 shares of Issuer Common Stock Options to purchase 244,833 shares of Issuer Common Stock	Chief Executive Officer, Orphan Medical, Inc.	John Howell Bullion 13911 Ridgedale Drive Suite 250 Minnetonka, MN 55305
Caduceus Capital Master Fund Limited	537,302 shares of Issuer Common Stock	Investment fund	OrbiMed Advisors LLC 767 Third Avenue 6th Floor New York, NY 10017
Caduceus Capital II, L.P.	300,000 shares of Issuer Common Stock	Investment fund	OrbiMed Advisors LLC 767 Third Avenue 6th Floor New York, NY 10017
UBS Eucalyptus Fund L.L.C.	690,000 shares of Issuer Common Stock	Investment fund	OrbiMed Advisors LLC 767 Third Avenue 6th Floor New York, NY 10017
UBS Eucalyptus Fund Ltd.	90,000 shares of Issuer Common Stock	Investment fund	OrbiMed Advisors LLC 767 Third Avenue 6th Floor New York, NY 10017
UBS Capital II LLC

289,986 shares of Issuer Common Stock

8,706 shares of Issuer’s Senior Convertible Preferred Stock, convertible into 1,069,533 shares of Issuer Common Stock

4,420 shares of Issuer’s Series B Preferred Stock, convertible into 680,000 shares of Issuer Common Stock

Options to purchase 40,000 shares of Issuer Common Stock

Warrant to purchase up to 2,050 shares of Issuer’s non-voting

		Investment fund	299 Park Avenue New York, NY 10171-0026

Series C Convertible Preferred Stock or 315,385 shares of Issuer’s Series D Non-Voting Convertible Preferred Stock, convertible into 315,385 shares of Issuer Common Stock

Warrant purchase up to 282,353 shares of Issuer’s Series D Non-Voting Convertible Preferred Stock, convertible into 282,353 shares of Issuer Common Stock

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.

Joint Filing Agreement, dated April 28, 2005, among Jazz Pharmaceuticals, Inc., KKR JP LLC, KKR JP III LLC, KKR Millennium Fund L.P., KKR Associates Millennium L.P., KKR Millennium GP LLC, KKR Partners III, L.P. and KKR III GP LLC relating to the filing of a joint statement on Schedule 13D (filed herewith).

2.

Agreement and Plan of Merger by and among Jazz Pharmaceuticals, Inc., Twist Merger Sub, Inc., a wholly-owned subsidiary of Jazz Pharmaceuticals, Inc. and a Delaware corporation, and Orphan Medical, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Orphan Medical, Inc. filed April 20, 2005).

3.

Voting Agreement by and among Orphan Medical, Inc., Jazz Pharmaceuticals, Inc., Twist Merger Sub, Inc., Alta Biopharma Partners II, L.P., Alta Embarcadero Biopharma Partners II, LLC, Orbimed Advisors LLC and UBS Capital II LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Orphan Medical, Inc. filed April 20, 2005).